P.E 3-1-02
0-28800

# of pages: 6
# of exhibits 1

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Third Filing
For the Month of March 2002

DURBAN ROODEPOORT DEEP, LIMITED
(Translation of Registrant's Name into English)

CMC BUILDING, 45 EMPIRE ROAD, PARKTOWN, JOHANNESBURG, P.O. BOX 82291
SOUTHDALE, SOUTH AFRICA
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X　　　　Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes __　　　　No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

#45124293v1<

Attached to the Registrant's third Form 6-K for the month of March 2002, and incorporated by reference herein, are:

Exhibit No.	Description	page #
1.	Pres Release, dated March 20 2002, entitled "Board Appointments and Corporate Developments Following a Meeting of the DRD Board."	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP, LIMITED

By: M.A. Eloff
Group Company Secretary

Dated: March 21, 2002

4

Exhibit 1

#45124293v1<

DURBAN ROODEPOORT DEEP

NEWS RELEASE

20 March 2002

094/02-cdr

BOARD APPOINTMENTS AND CORPORATE DEVELOPMENTS FOLLOWING A MEETING OF THE DRD BOARD

For immediate release

At a meeting of the board of Durban Roodepoort Deep, Limited today (20 March 2002), the board has confirmed:

- Chairman and CEO, **Mark Wellesley Wood has been granted a work permit** by the relevant South African government authorities which will enable him to travel unrestricted to and from South Africa and to conduct business on behalf of the company in an executive capacity.

- The **appointment of two new non-executive directors, Mr Geoffrey Campbell and Dr Paseka Ncholo**, to the board with immediate effect. (See attached biographies).

  Mr Campbell is a geologist and mining analyst by profession. He was formerly Research Director and Senior Fund Manager at Merrill Lynch Investment Managers and a mining analyst at Flemings, Ord Minett and Sheppards in London.

  Dr Ncholo is the Chairman of Khumo Bathong Holdings Limited, a black empowerment group with a focus on mining and mining exploration. The company owns and manages the ERPM gold mine and, in February 2002, acquired both a significant equity stake in DRD and purchased 60% of DRD's Crown Gold Recoveries dump reclamation operation.

  Says Mark Wellesley Wood, "The appointment of these two new directors once again strengthens the independence of the DRD board and addresses shareholder concerns over related party transactions. Both Geoffrey and Paseka bring with them a wealth of knowledge and influence in their respective spheres and will add greatly to both the credibility and functioning of the board in the future."

- The acceptance **of the retirement of Mr Roger Kebble** with effect from 30 June 2002 until which time Mr Kebble will serve as non-executive Deputy Chairman of DRD.

  Mr Kebble will be devoting more of his time to the management of the JCI and CAM group of companies. The Board paid tribute to the role Mr Kebble played in the genesis of the company and thanked him for his significant contribution.

- The **continued role of Chairman and Chief Executive Officer by Mr Wellesley Wood.**
  Mr Wellesley Wood noted, however, that in the interests of good corporate governance and in line with international best practice he would recommend to the board the appointment of a non-executive Chairman following the retirement of Mr Kebble as non-executive Deputy Chairman in June.

- **The company will pursue disciplinary action against Mr Vic Hoops, the Human Resources Manager of the company.** This follows:
  - his actions and allegations against the board, the company and the chairman, which were made public, and which are not only untrue but have been damaging to the company; and
  - his misrepresentation in relation to the Chairman's actions in last year's wage negotiations and in respect of a purported increase in the Chairman's remuneration.

  This matter is being dealt with by the company and Mr Hoops has been suspended, pending the disciplinary action.

Concludes Mark Wellesley Wood, "The board has acted swiftly and decisively in the best interests of shareholders. Our shareholders have remained loyal and supportive during the difficulties that we have experienced over the past few weeks. We can now reassure them that we remain on track – at both a corporate and operational level – and will continue to deliver the turnaround that they have come to expect from DRD."

Queries: James Duncan
(011) 880 3924
082 892 8052

Charmane Russell
(011) 880 3924
082 372 5816